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August 19, 2021	Deborah Bielicke Eades
Shareholder
+1 312 609 7661 deades@vedderprice.com

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Columbia Funds Series Trust (the “Registrant”)

File No. 811-09645

To the Commission:

On behalf of the Registrant, electronically transmitted herewith is the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) relating to the issuance of shares of the Registrant in connection with the reorganization (the “Reorganization”) of BMO Balanced Allocation Fund, a series of BMO Funds, Inc., into Columbia Capital Allocation Moderate Aggressive Portfolio, a series of the Registrant. The Registration Statement contains the identical combined proxy statement/prospectus and statement of additional information filed by Columbia Fund Series Trust II (File No. 811-21852) on Form N-14 as of the date hereof, which are part of a series of reorganizations of funds managed by BMO Asset Management Corp. or its affiliates into funds advised by Columbia Management Investment Advisers, LLC or its affiliates that will be filed as of the date hereof or in the near term (the “Other BMO Fund Reorganizations”). The Registration Statement and the registration statements with respect to the Other BMO Fund Reorganizations contain substantially the same disclosure with respect to the description of the transaction, the Agreement and Plan of Reorganization, tax disclosure with respect to the reorganizations and general information about the Acquiring Funds, including substantially the same shareholder manual.1

[1]

We note that the Other BMO Fund Reorganizations include those described in the separate registration statements on Form N-14 filed as of the date hereof by the Registrant, Columbia Funds Series Trust I and Columbia Funds Series Trust II, which contain a combined proxy statement/prospectus and SAI with similar disclosures and organization as the combined proxy statement/prospectus and statement of additional information described above.

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Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

U.S. Securities and Exchange Commission

August 19, 2021

If you have any questions or comments regarding the Registration Statement, please call the undersigned at (312) 609-7661 or John Sanders at (202) 312-3332.

Sincerely,

/s/ Deborah Bielicke Eades
Deborah Bielicke Eades
Shareholder